Black Hammer Holdings, Inc



ANNUAL REPORT

544 Bryant Street

San Francisco, CA 94107

(628) 222-4664

https://blackhammerbrewing.com/

This Annual Report is dated March 22, 2024.

BUSINESS

Company Overview: Black Hammer Holdings, Inc ("Black Hammer Brewing" or "BHB" or the "Company") is a corporation organized under the laws of the state of Delaware that specializes in brewing a unique range of craft beers, including gluten-removed beers, non-alcoholic beer, lagers, ales, and hard seltzers. The Company's business model consists of a combination of direct sales, wholesale distribution, and a focus on inclusivity and health-conscious consumers. Our products are sold across various states at stores and outlets like BevMo and Costco, as well as direct-to-consumer businesses online. The Company stands out for its commitment to balance and creativity in brewing, strategic positioning in the growing global beer market projected to reach $187B by 2027, and dedication to providing a welcoming environment to a diverse community.

Corporate History: Black Hammer Holdings, Inc was initially organized as Black Hammer Brewing, LLC, a California limited liability company on January 6, 2014 and converted to a Delaware corporation on March 1, 2024.

The Company's Intellectual Property ("IP"): The Company has been granted two U.S. trademarks for "Black Hammer Brewing" and "Sparkle Pony", filed with the USPTO in 2016.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: Shares issued as part of the conversion from the LLC to C-Corp.
Date: March 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $400,000.00
Use of proceeds: Convertible Note issued to replace the 2014 Note issued by Black Hammer Brewing, LLC.
Date: February 01, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,935,441, compared to $2,247,236 in fiscal year 2022. Much of the increase in revenue was due to growth of our wholesale customer base and volume, as we increased our wholesale volume by roughly 300% year over year.

Cost of Sales

Cost of sales for fiscal year 2021 was $556,535, compared to $633,048 in fiscal year 2022. Raw materials prices increased substantially between 2021 and 2022, and increased production to meet demand resulted in an increase in COGS.

Gross margins

Gross margins for fiscal year 2021 was $1,372,411, compared to $1,614,187 in fiscal year 2022. Our margins increased as sales increased year over year.

Expenses

Expenses for fiscal year 2021 was $1,622,531, compared to $1,881,287 in fiscal year 2022. Our businesses were not fully open in 2021 due to local COVID restrictions, so our labor and other expenses increased for 2022. We also hired more staff, including a new brewer, which significantly increased our payroll expenditures. These changes combined with price increases across the board resulted in a 16% increase in expenses from 2021 to 2022

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Prior to Covid, sales were growing steadily up until 2020, when the company shut down operations for two months. The Company has since been focused on the overall maturation of the business cycle, and is early in exploring new markets. Current sources of revenue have been Wilkommen, the tasting room and event space, and the recent uptick in wholesale. Our goal is to focus more heavily on the gluten-removed campaign, and driving revenue primarily through wholesale in the future.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $136,384.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: SBA EIDL Loan
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: May 11, 2050

Creditor: US Bank Business Loan
Amount Owed: $21,775
Interest Rate: 7.5%
Maturity Date: April 17, 2023

Creditor: SBA EIDL Loan
Amount Owed: $150,000.00
Interest Rate: 3.75%
Maturity Date: November 17, 2020

Creditor: Series A 05-2025 Bonds
Amount Owed: $41,876
Interest Rate: 9.0%
Maturity Date: May 01, 2025

Creditor: Kingston Wu Loan Payable
Amount Owed: $16,987
Interest Rate: 0.0%

Creditor: Note Payable
Amount Owed: $81,540
Interest Rate: 5.0%
Maturity Date: July 31, 2019

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: James Andrew Furman

James Andrew Furman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Co-Founder
Dates of Service: January, 2014 - Present
Responsibilities: Jim is the full-time Chief Executive Officer of Black Hammer Brewing. Jim receives an annual salary of $100,000 and holds approximately 44% equity in the company. Jim will be providing Form C sign-off as the Company's Principal Accounting Officer and CEO.

Name: Kevin Albert Jackey

Kevin Albert Jackey's current primary role is with Wells Fargo. Kevin Albert Jackey currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director, Co-Founder
Dates of Service: August, 2015 - Present
Responsibilities: Kevin is a Director, co-founder, and the Company's finance and business development lead for all operations under Black Hammer Brewing. Kevin does not receive salary or equity compensation from Black Hammer Brewing. There is no formal plan to be compensated in the near future, but Kevin will eventually take a small stipend to assist in personal expenses related to the operation.

Other business experience in the past three years:

Employer: Wells Fargo
Title: Director
Dates of Service: April, 2023 - Present
Responsibilities: Report to the Chief Risk Officer, the lead risk officer for consumer banking fraud.

Other business experience in the past three years:

Employer: LPL Financial
Title: Chief Risk Officer
Dates of Service: March, 2020 - April, 2023
Responsibilities: The group head of risk management activities, responsible for oversight, challenge, and strategy execution across all lines of business and risk verticals.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: James Furman
Amount and nature of Beneficial ownership: 4,390,600
Percent of class: 43.906

Title of class: Common Stock
Stockholder Name: Kevin Jackey
Amount and nature of Beneficial ownership: 3,070,400
Percent of class: 30.704

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 551,785 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $400,000.00
Maturity Date: December 31, 2026
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At any time prior to the repayment of this Note, the Holder may convert all or a portion of the unpaid principal and unpaid interest due under this Note, into Common Stock, at a conversion price of $0.56 per share.
Material Rights

THERE ARE $400K in Outstanding Convertible Promissory Notes issued on February 1, 2024, that mature, either December 31, 2026, or December 31, 2028, and which accrue interest at 8% per annum, and require interest only payments on March 31st of each year. These Notes are convertible into common stock at $0.56 per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Our failure to comply with governmental regulations could adversely affect our business. The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; • environmental matters; • health and safety codes; • liquor sales; • the preparation, labeling and sale of alchohol; and • employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages. Regulatory requirements are cumbersome and expensive. Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently. Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products. Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations. We depend on independent wholesale distributors to distribute our products. The failure to maintain such relationships or our inability to enter into relationships with other distributors, or the failure of our distributors to adequately distribute our products within their territories could harm our sales. We are required by law to use state licensed distributors and state-owned agencies to sell our alcoholic products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in California; however, failure to maintain those relationships, our inability to enter agreements with other distributors, or the failure of our distributors to adequately distribute our products within their territories, could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several alcohol distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our liquor could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our distributors will purchase our products, commit sufficient time and resources to promote and market our brand and products, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, and we may be unable to achieve our business objectives. We face substantial competition in our industry and many factors may prevent us from competing successfully. The brewery industry is highly competitive. Although we believe we have strategic locations and a growing brand, there are numerous existing breweries in the San Francisco area. We face competition from established independent breweries, brewery chains, bars, tasting rooms and beer manufacturers. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors. Our success is highly correlated to general economic conditions. Demand for high end alcoholic products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States, may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 22, 2024.

Black Hammer Holdings, Inc

By   /s/ *James Furman*

        Name: Black Hammer Holdings, Inc

        Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Black Hammer Brewing LLC
2021-2022
FINANCIAL STATEMENT

AS OF
3/21/2024

Black Hammer Brewing LLC
Index to Financial Statement

Black Hammer Brewing LLC
BALANCE SHEET
AS OF 12/31/2022

	2021	2022
ASSETS		
Current Assets		
Bank Accounts		
1001. Change Fund	19,600.14	23,936.60
1010. PPP Account 1767	12,915.03	67,753.17
1011. BOA Revenue- 1712	9,795.25	4,381.35
1012. BOA Saved for Taxes and SF Health- 4933	20,668.26	169.53
1013. Chase Bank	17,204.61	1,445.61
1014. BOA Revenue- 7478	14,228.96	32,690.99
1015. BOA Savings - 2237	200.00	160.00
1016. BOA Revenue - 7452	12,351.49	5,847.16
Total Bank Accounts	$ 106,963.74	$ 136,384.41
Accounts Receivable		
1200. Accounts Receivable	17,309.38	16,970.24
Total Accounts Receivable	$ 17,309.38	$ 16,970.24
Other Current Assets		
1300. Loan Receivable- Black Hammer Brewing	0.00	-528.28
1350. Merchant Service- Square	10,732.24	9,073.66
1400. Pay Advance	600.00	
1500. Prepaid Online	0.00	467.93
1550. Inventory	51,646.55	58,815.10
Total Other Current Assets	$ 62,978.79	$ 68,296.34
Total Current Assets	$ 187,251.91	$ 221,650.99
Fixed Assets		
1600. Fixed Assets		
1610. Computer Equipment	0.00	0.00
1620. Machinery & Equipment	312,566.59	391,046.63
1630. Furniture & Fixtures	36,326.71	36,326.71
1640. Leasehold Improvements	927,008.50	927,008.50
1650. Restaurant Equipment	2,138.00	2,138.00
1660. Vehicles	5,800.00	5,800.00
1680. Accumulated Depreciation	-1,065,219.85	-1,170,721.89
Total 1600. Fixed Assets	$ 218,619.95	$ 191,597.95
Total Fixed Assets	$ 218,619.95	$ 191,597.95
Other Assets		
1700. Other Assets		
1730. Patent/Trademark	1,225.00	1,225.00
Total 1700. Other Assets	$ 1,225.00	$ 1,225.00
Total Other Assets	$ 1,225.00	$ 1,225.00
TOTAL ASSETS	$ 407,096.86	$ 414,473.94

	2021	2022
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000. Accounts Payable (A/P)	36,500.15	41,673.51
Total Accounts Payable	**$ 36,500.15**	**$ 41,673.51**
Credit Cards	58,838.75	66,403.66
Other Current Liabilities		
2400. Other Current Liabilities		
2401. Gift Certificates Payable	6,569.36	7,976.50
2402. Payroll Tax Liabilities	12,507.50	-1,556.18
2403. Sales Tax Payable	16,093.19	11,495.08
2404. CalSavers Payable	8,129.15	132.46
2405. Payroll Clearing	16,863.19	9,525.08
2406. Keg Deposit	7,711.75	10,780.81
2410. Benefit Liabilites	103,078.00	16,752.89
Total 2400. Other Current Liabilities	**$ 170,952.14**	**$ 55,106.64**
2500. Loan Payable	0.00	0.00
2501. Kingston Wu Loan Payable	25,000.00	16,986.72
2502. Lease Incentive Liablity	55,775.20	48,803.30
2503. US Bank Loan	31,428.99	21,775.46
2504. Bond Payable - North Capital Private	64,710.72	41,876.48
2505. EIDL Loan	150,000.00	0.00
2506. Note Payable- Investors	107,738.84	81,539.83
Total 2500. Loan Payable	**$ 434,653.75**	**$ 210,981.79**
Total Other Current Liabilities	**$ 605,605.89**	**$ 266,088.43**
Total Current Liabilities	**$ 700,944.79**	**$ 374,165.60**
Long-Term Liabilities		
2560. SBA PPP Loan	154,914.00	
2561. EIDL Loan	150,000.00	650,000.00
Total Long-Term Liabilities	**$ 304,914.00**	**$ 650,000.00**
Total Liabilities	**$ 1,005,858.79**	**$ 1,024,165.60**
Equity		
3000. Investors	0.00	
3010. Daniel Johnson Investment	10,000.00	10,000.00
3020. Proof Positive Investments	250,000.00	250,000.00
3030. BHB Investors	750,003.00	750,003.00
Total 3000. Investors	**$ 1,010,003.00**	**$ 1,010,003.00**
Retained Earnings	-1,582,834.12	-1,610,677.93
Net Income	-25,930.81	-9,484.66
Total Equity	**-$ 598,761.93**	**-$ 610,159.59**
TOTAL LIABILITIES AND EQUITY	**$ 407,096.86**	**$ 414,006.01**

Black Hammer Brewing LLC
Income Statement
AS OF 12/31/2022

	2021	2022
Income		
4000. Gross Sales		
4100. Food Sales		
4101. Food - In house	758,479.53	810,975.57
4103. Food - Online Ordering	69,457.91	50,261.00
4104. Food Discounts and Comps	-42,593.25	-69,566.80
Total 4100. Food Sales	$ 785,344.19	$ 791,669.77
4200. Beer Sales		
4201. Beer - In house	903,364.70	1,100,990.41
4202. Beer - Wholesale	133,109.54	236,897.93
4203. Beer Discounts & Comps	-8,268.54	
Total 4200. Beer Sales	$ 1,028,205.70	$ 1,337,888.34
4300. Wine Sales	37,837.20	44,275.30
4400. Beverage Sales	17,988.00	27,525.00
4500. Merch Sales	13,078.64	19,232.71
4600. Event Income	220.00	699.16
4700. Restaurant Service Charge	15,012.55	23,497.77
4800. Tip Income		0.00
4900. SF Healthy Surcharge	37,814.48	75,665.20
Total 4000. Gross Sales	$ 1,935,500.76	$ 2,320,453.25
SBA PPP Loan (Forgiveness)	140,157.17	259,413.81
Total Income	$ 2,075,657.93	$ 2,579,867.06
Cost of Goods Sold		
5100. Cost of Goods Sold		
5200. Food COGS		
5201. Bakery	11,307.29	11,255.39
5202. Dairy	18,918.73	23,103.84
5203. Grocery	101,026.73	91,519.27
5204. Meat	81,307.09	86,969.46
5205. Produce	39,061.48	48,884.75
Total 5200. Food COGS	$ 251,621.32	$ 261,732.71
5300. Beer COGS		
5301. BHB Beer COGS	228,922.48	312,835.20
5302. Guest Beer COGS	33,615.71	23,342.53
5403. Beer CO2	2,251.00	3,173.11
Total 5300. Beer COGS	$ 264,789.19	$ 339,350.84
5400. Wine COGS	14,374.19	13,666.58
5401. Wine COGS		
Total 5400. Wine COGS	$ 14,374.19	$ 13,666.58
5500. Beverage COGS	3,294.69	3,786.01
5501. Beverage COGS		
Total 5500. Beverage COGS	$ 3,294.69	$ 3,786.01
5600. Merchandise COGS	$ 22,475.50	$ 14,512.23
Total 5100. Cost of Goods Sold	$ 556,554.89	$ 633,048.37
Total Cost of Goods Sold	$ 556,554.89	$ 633,048.37
Gross Profit	$ 1,519,103.04	$ 1,946,818.69

	2021	2022
Expenses		
6000. Payroll		
6100. Payroll - BOH		
6110. Salaries - BOH	248,417.22	347,234.63
6120. Payroll Taxes - BOH	30,327.71	43,605.38
Total 6100. Payroll - BOH	$ 278,744.93	$ 390,840.01
6200. Payroll - FOH		
6210. Salaries - FOH	224,205.02	208,832.85
6220. Payroll Taxes - FOH	39,141.29	33,284.39
Total 6200. Payroll - FOH	$ 263,346.31	$ 242,117.24
6300. Payroll - Gen.		
6310. Manager's Payroll	210,666.46	144,484.26
6320. Payroll Tax Expense - Gen.	21,566.98	14,932.80
6330. Benefits - Gen.	24,332.59	36,394.68
Total 6300. Payroll - Gen.	$ 256,566.03	$ 195,811.74
6400. Payroll Related		
6410. Worker's Compensation	21,989.60	9,571.00
6420. Payroll Process Fees	8,914.00	10,250.00
Total 6400. Payroll Related	$ 30,903.60	$ 19,821.00
Total 6000. Payroll	$ 829,560.87	$ 848,589.99

	2021	2022
7000. Controllable Expenses		
7000. Direct Operating Expenses		
7010. Restaurant Supplies	32,217.65	39,102.59
7016. Smallwares	2,838.21	10,567.45
7020. Paper Product Purchase	31,260.65	24,045.31
7030. Janitorial Supply Purchase	12,970.83	12,792.42
7040. Laundry/Linen	5,609.63	6,627.37
Total 7000. Direct Operating Expenses	$ 84,896.97	$ 93,135.14
7100. Advertising & Marketing		
7110. Advertising and Promotion	50,985.44	105,824.66
7150. Sound/Entertainment	845.52	277.93
Total 7100. Advertising & Marketing	$ 51,830.96	$ 106,102.59
7200. General & Administrative Exp.		
7210. Automobile Expense	10,804.42	5,177.05
7213. Merchant Service Fee	63,948.07	74,845.80
7214. Online Ordering Fees	5,823.48	4,663.11
7215. Bank Charges & Fees	955.76	539.37
7216. Interest and Finance Charges	4,354.90	18,260.03
7217. Cash Over/Under	0.00	3,409.68
7218. Dues & Subscription	0.00	5,267.15
7225. Software	23,660.53	25,054.74
7240. Office Expenses/Supplies	8,770.87	2,302.82
7250. Meals & Entertainment	3,776.37	7,616.46
7270. Parking & Toll	879.12	1,011.08
7280. Postage & Delivery	2,096.73	1,038.86
7295. Travel	877.37	8,764.11
Total 7200. General & Administrative Exp.	$ 125,947.62	$ 157,950.26
7300. Outside Service		
7310. Cleaning	37,114.70	39,600.00
7340. Accounting	48,961.00	53,665.00
7345. Contractors	36,257.29	7,051.05
7350. Food License Fee	35,995.23	37,324.80
Total 7300. Outside Service	$ 158,328.22	$ 137,640.85
7400. Repairs and Maintenance		
7405. Building Repairs & Maintenance	14,893.98	13,354.19
7410. Equipment Repairs and Maintenance	1,898.68	5,585.98
7420. Pest Control	695.00	615.00
Total 7400. Repairs and Maintenance	$ 17,487.66	$ 19,555.17
Total 7000. Controllable Expenses	$ 438,491.43	$ 514,384.01

		2021		2022
8000. Non-Controllable Expenses				
8100. Occupancy				
8120. Equipment Rental		21,688.38		18,269.09
8130. Licenses and Permits		16,495.81		7,782.79
8135. Business Insurance		19,983.59		19,560.15
8140. Rent & Lease		227,315.18		254,103.11
Total 8100. Occupancy	$	285,482.96	$	299,715.14
8200. Taxes				
8210. City Business Tax		6,068.53		2,195.59
8230. Property Tax		707.25		7,212.08
Total 8200. Taxes	$	6,775.78	$	9,407.67
8300. Utilities		62,295.62		68,728.97
8320.Utilities		52,521.10		54,208.77
8350. Telecommunication		9,774.52		14,520.20
Total 8300. Utilities	$	62,295.62	$	68,728.97
Total 8000. Non-Controllable Expenses	$	354,554.36	$	377,851.78
Total Expenses	$	1,622,606.66	$	1,740,825.78
Net Operating Income	-$	103,503.62	$	205,992.91
Other Income				
8500. Other Income				
8510. Interest Income		3,088.77		1.27
8512. Other Misc Income		27,738.73		1,558.80
Gain(Loss) On Sale of Fixed Assets		9,236.64		
SBA PPP Loan Forgiveness		88,956.00		
Employee Retention Credit		102,478.12		
Total 8500. Other Income	$	231,498.26	$	1,560.07
Total Other Income	$	231,498.26	$	1,560.07
Other Expenses				
9000. Other Expenses		6,735.55		6,015.43
9010. Donations		1,313.00		500.00
9012. Bad Debt		0.00		8,770.17
9015. Guaranteed Payment		92,983.00		96,250.00
9020. Depreciation Expense		52,893.90		105,502.04
Total 9000. Other Expenses	$	153,925.45	$	217,037.64
Total Other Expenses	$	153,925.45	$	217,037.64
Net Other Income	$	77,572.81	-$	215,477.57
Net Income	-$	25,930.81	-$	9,484.66

Black Hammer Brewing LLC
Statements of Cash Flows
AS OF 12/31/2022

	2021	2022
OPERATING ACTIVITIES		
Net Income	-25,930.81	-9,484.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 76,288.03	$ 85,448.87
Net cash provided by operating activities	$ 50,357.22	$ 75,964.21
INVESTING ACTIVITIES		
Net cash provided by investing activities	-$ 16,304.95	-$ 78,480.04
FINANCIING ACTIVITIES		
Net cash provided by financing activities	-$ 46,697.29	$ 31,936.50
Net cash increase for period	-$ 12,645.02	$ 29,420.67
Cash at beginning of period	119,608.76	106,963.74
Cash at end of period	$ 106,963.74	$ 136,384.41

Statement of Changes of Equity

| | | Preferred Stock | | Common stock | | Paid-in | Accumulated | Stockholders' |
		Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance		1,000,000	$ 6,973,900	-	$ -	$ -		$ 6,973,900.0
Issuance of founders stock			-	-	-	-	-	-
		-	-	-	-	-	-	-
		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(23,292)	(23,292)
	31-Dec-21	-	$ 6,973,900	-	$ -	$ -	$ (23,292)	$ 6,950,608
		-	-	-	-	-	-	-
		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(9,485)	(9,485)
	31-Dec-22	-	$ 6,973,900	-	$ -	$ -	$ (32,777)	$ 6,941,123

NOTE 1 – NATURE OF OPERATIONS

Black Hammer Brewing LLC was formed on 1/6/2014 ("Inception") in the State of CA. The financial statements of Black Hammer Brewing LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and applied in a manner consistent with past practices. The Company's headquarters are located in San Francisco, California.

Black Hammer Brewing LLC is a microbrewery in San Francisco, California located at 544 Bryant Street. The brewery produces craft beer for sale at an in-house tasting room, as well as at our restaurant, Willkommen, located at 2198 Market Street in San Francisco.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2021 and Dec 31, 2022. No estimates or adjustments have been made to any values on these financials. Assets are recorded at cost and liabilities at the current real amounts.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from retail sales only after the goods are delivered, consumed and paid for. All of these events occur within 30 days. Wholesale revenue is recognized when an order has

been placed and a receivable is created. If delivery is not made, accepted and the goods are acceptable to the purchaser the sale is reversed. This occurs within a few days on average.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Credit card balance is $66,403
Accounts Payable is $41,673 and current.

The following loans exist 12/31/2022.

Mrs. Jackey	$75,000
Kingston Wu	$16,987
US Bank	$21,775
North Capital	$41,876
Note Payable Investors	$81,540
SBA EIDL	$650,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
Leases for equipment are current with Keg Logistics, Ecolab and Keg Connect for minor equipment. No capital expenditure commitments have been made and no operating leases have been signed.
No unused credit lines exist.

Rental agreements exist for 544 Bryant Street with 888 Brannan Street LLC for $10,803 per month for a term of 10 years, expiring on August 31, 2024, and for 2198 Market Street with Greystar for $9,263 per month for a term of ten years, expiring in May of 2029.

NOTE 6 – RELATED PARTY TRANSACTIONS

The following liabilities and obligations exist with related parties.
Loans from Jim Furman (partner), Andrew Baron (partner), Mrs. Jackey (relative of partner)

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through 3/21/2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, James Furman, the CEO of Black Hammer Brewing LLC, hereby certify that the financial statements of Black Hammer Brewing, LLC and notes thereto for the periods ending December 31, 2021 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of ($-120,556); taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 21st of March, 2024.

_____(Signature)

__**CEO**_____ (Title)

__**3/21/2024**_____ (Date)

CERTIFICATION

I, James Furman, Principal Executive Officer of Black Hammer Holdings, Inc, hereby certify that the financial statements of Black Hammer Holdings, Inc included in this Report are true and complete in all material respects.

James Furman

CEO